Exhibit 1.1

KongZhong Corporation Reports Third Quarter 2015 Unaudited Financial Results

BEIJING, China - November 24, 2015-KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced its unaudited financial results for the third quarter of 2015.

Third Quarter 2015 Financial Highlights

●    Total revenues for the third quarter of 2015 were US$ 38.58mn.

●    Total gross profit was US$ 16.90mn.

●    Net income was US$ 3.90mn, with diluted net income per American Depositary Shares ("ADS") of US$ 0.08.

●    Non-GAAP net income was US$ 4.54mn, with Non-GAAP diluted net income per ADS of US$ 0.10(Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

●    As of September 30, 2015, the Company had US$ 137.97mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 2.95 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96mn bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 3.94 and HK$ 14.20 per ordinary share, respectively (or US$ 30.47mn and US$ 22.09mn, respectively) as of September 30, 2015, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 6.49 and HK$ 22.25 per ordinary share, respectively (or US$ 50.18 mn and US$ 34.61 mn, respectively) as of June 30, 2015.

Business Highlights

●    Moving forward, the Company intends to concentrate it's efforts in Internet Games and Mobile games around it's War Saga game platform, China's leading military genre online game platform.

●    As part of War Saga, we expect to release World of Warships to Open Beta Test on November 27, 2015, which is currently one of the most anticipated new PC games in China per mainstream media rankings.

●    The Company released Heart of Thorns, the first expansion pack for Guild Wars 2 to the mainland China market on November 20, 2015.

●    The Company recently licensed it's self-developed martial arts MOBA PC game, Master of Meteor Blades, to Tencent Games, with beta testing to begin in the near future.

●    The Company continues to internally test Blitzkrieg 3 and other PC and mobile military genre games for potential release in 2016.

●    The Company's co-developed mobile game with a Korean studio partner, Castle of Heroes, a Western Fantasy themed 3D Action RPG, is expected to begin open beta testing during the fourth quarter of 2015.

	Three Months Ended
	September 30,	June 30,	September 30,
	2014	2015	2015
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	59,637	47,547	38,579
Internet Games	32,146	24,461	23,745
Mobile Games	11,285	9,429	2,679
WVAS	16,206	13,657	12,155

Cost of Revenues before impairment loss on intangible assets	35,809	27,623	21,676
Internet Games	17,353	12,640	11,038
Mobile Games	5,846	4,946	1,607
WVAS	12,610	10,037	9,031
Impairment loss on intangible assets	-	35,210	-

Gross Profit (Loss)	23,828	(15,286)	16,903

Gross Margin	40%	(32%)	44%

Non-GAAP Gross Profit	23,828	19,924	16,903
Internet Games	14,793	11,821	12,707
Mobile Games	5,439	4,483	1,072
WVAS	3,596	3,620	3,124

Non-GAAP Gross Margin	40%	42%	44%
Internet Games	46%	48%	54%
Mobile Games	48%	48%	40%
WVAS	22%	27%	26%

Revenues

Total revenues for the third quarter of 2015 were US$ 38.58mn, an 18.9% decline from the second quarter of 2015 and a 35.3% decline from the same period last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 23.74mn in the third quarter of 2015, a decrease of 2.9% from the second quarter of 2015. Although World of Tanks demonstrated continued stable performance, user activity and purchases in Guild Wars 2 and World of Warplanes continued to moderate during the period.

For the third quarter of 2015, mainland China online game operations achieved average monthly active users (“MAUs”) of 1.8 mn and aggregated monthly paying accounts (“APAs”) of 307k with monthly average revenue per user (“ARPU”) of RMB 160.

	Three Months Ended
	September 30, 2014		June 30, 2015		September 30, 2015
MAU	2207	k	1, 832k		1, 813k
APA	343	k	327	k	307	k
ARPU	193		152		160

Internet game revenues made up 61.5% of total revenues in the third quarter of 2015.

Mobile Games Revenues

Total mobile game revenues were US$ 2.68mn, a 71.6% decrease from the second quarter of 2015 and a 76.3% decrease from the same period last year. The sharp reduction in mobile game revenues was due to the shorter life cycle and high churn of recently launched smartphone games and the Company's recent pivot to concentrate mobile game development and licensing towards primarily military genre mobile games to bolster the War Saga brand. We expect this transition to influence mobile game revenues for the foreseeable future.

Total mobile game revenues made up 7.0% of total revenues in the third quarter of 2015.

WVAS Revenues

WVAS revenues were US$ 12.16mn, an 11.0% decrease from the second quarter of 2015 and a 25.0% decrease from the same period of last year.

WVAS made up 31.5% of total revenues in the third quarter of 2015.

Gross Profit

Total gross profit for the third quarter of 2015 was US$ 16.90mn, a 15.2% decrease from Non-GAAP gross profit in the second quarter of 2015 and a 29.1% decrease from the same period last year.

Total gross margin was 43.8% in the third quarter of 2015 compared to Non-GAAP gross margins of 41.9% in the second quarter of 2015.

Internet Game Gross Profit

Internet game gross profit was US$ 12.71mn, a 7.5% increase from Non-GAAP gross profits in the second quarter of 2015 and a 14.1% decrease from the same period last year. Internet game gross margin was 53.5% compared to 48.3% in the second quarter of 2015, if excluding the effect of impairment on intangible assets related to the underperformance of Guild Wars 2.

Mobile Game Gross Profit

Mobile games gross profit was US$ 1.07mn, a 76.1% decrease from the second quarter of 2015 and an 80.3% decrease from the same period last year. Mobile games gross margin was 40.0% compared to 47.5% in the second quarter of 2015.

WVAS Gross Profit

WVAS gross profit was US$3.12mn, a 13.7% decrease from the second quarter of 2015 and a 13.1% decrease from the same period last year. WVAS gross margin was 25.7% compared to 26.5% in the second quarter of 2015.

Operating Expenses

Total operating expenses in the third quarter of 2015 were US$ 13.17mn compared to US$ 17.41 mn in the second quarter of 2015.

Product development expenses in the third quarter of 2015 were US$ 5.77mn compared to US$ 6.12 mn in the second quarter of 2015.

Sales and marketing expenses in the third quarter of 2015 were US$ 5.20mn compared to US$ 8.11mn in the second quarter of 2015. Sales and marketing expenses decreased as we did not release any major new Internet or mobile games in the third quarter.

General and administrative expenses in the third quarter of 2015 were US$ 2.20mn compared to US$3.18mn in the second quarter of 2015.

The Company’s total headcount in the third quarter of 2015 was 913 staff compared to 1,022 staff at the end of the second quarter of 2015 as the Company has begun optimize our cost structure for the lower amount of business in mobile games and WVAS.

Earnings

US GAAP net income and diluted income per ADS were US$ 3.90mn and US$ 0.08, respectively. Non-GAAP net income and diluted income per ADS were US$ 4.54mn and US$ 0.10, respectively.

Total ADS on a diluted basis outstanding during the third quarter of 2015 were 47.21mn, compared to 47.10mn outstanding during the second quarter of 2015.

For the purpose of earnings per share calculation	Number during three months ended June 30, 2015 (Non-GAAP)	Number during three months ended September 30, 2015
ADS (in mns)	46.65	46.78
Add: Dilution impact from options and nonvested shares	0.33	0.30
Warrants issued to business partners	0.12	0.13
ADS on diluted basis (Note)	47.10	47.21

Note: There is no diluted effect for the US GAAP loss per ADS. There is a diluted effect on Non-GAAP earnings per share as it was net income on Non-GAAP measures.

Balance Sheet

As of September 30, 2015, the Company had US$ 137.97 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 2.95 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96mn bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 3.94 and HK$ 14.20 per ordinary share, respectively (or US$ 30.47mn and US$ 22.09mn, respectively) as of September 30, 2015, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 6.49 and HK$ 22.25 per ordinary share, respectively (or US$ 50.18 mn and US$ 34.61 mn, respectively) as of June 30, 2015.

Business Outlook (for the fourth quarter ending December 31, 2015)

The Company expects total revenues for the fourth quarter of 2015 to be within the range of US$ 41 mn to US$ 42 mn. The Company expects total gross profit to be within the range of US$ 19 mn to US$ 20 mn. We expect net income to be within the range of US$ 3mn to US$ 4 mn and Non-GAAP net income is expected to be within the range of US$ 4 mn to US$ 5 mn.

4Q15 guidance reflects partial quarterly contribution from the open beta of World of Warships and the expansion pack for Guild Wars 2, offset by increased marketing for those game releases as well as an expected small rebound in mobile games due to new mobile games releases off a lowered based in 3Q15 and continued moderation in our WVAS business sequentially.

Recent Developments

On June 29, 2015, the Company announced that its board of directors (the “Board”) had received a preliminary non-binding proposal letter from Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P. to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates for US$ 8.56 in cash per American depositary share (the “ADS”, each representing forty ordinary shares) (the “Going Private Proposal”).

On July 8, 2015, the Company announced that the Board has formed a special committee (the “Special Committee”) consisting of two independent directors, Hope Ni and Xiaolong Li, and delegated to the Special Committee the exclusive power and authority of the Board to, among other things, evaluate and respond to the Going Private Proposal. Ms. Ni is serving as the chair of the Special Committee.

On November 3, 2015, the Company announced that the Special Committee has retained Duff & Phelps, LLC and Duff & Phelps Securities LLC as its financial advisors and Skadden, Arps, Slate, Meagher &Flom as its legal counsel in connection with its review and evaluation of the Going Private Proposal.

The Board cautions the Company's shareholders and others considering trading in the Company’s securities that no decisions have been made by the Special Committee or the Company with respect to the Company's response to the Going Private Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other proposed transaction involving the Company, its securities and/or its assets will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other proposed transaction, except as required under applicable law.

Conference Call

KongZhong’s management will hold a conference call and live webcast to discuss the results at 7:30 PM Eastern Standard Time (EST) on Monday, November 23, 2015 (8:30 AM Beijing/Hong Kong time, Tuesday, November 24, 2015)

The Company welcomes all interested parties to participate in the live conference call. An Operator will greet you and ask for the Conference ID shown as following.

Conference ID: 4698571

The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6713 5090

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until December 1, 2015:

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail:lifeng3@kongzhong.com

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2014	2015	2015

Revenues	59,637	47,547	38,579

Cost of revenues
Cost of revenues before impairment loss on intangible assets	35,809	27,623	21,676
Impairment loss on intangible assets	-	35,210	-
Total cost of revenues	35,809	62,833	21,676

Gross profit (loss)	23,828	(15,286)	16,903

Operating expenses
Product development	6,580	6,123	5,772
Sales and marketing	10,702	8,106	5,198
General and administrative	2,502	3,178	2,202
Impairment loss on intangible assets	1,323	-	-
Total operating expenses	21,107	17,407	13,172

Government subsidy	198	326	265

Income (loss) from operations	2,919	(32,367)	3,996

Interest income	2,835	1,298	1,158
Interest expense	-	(192)	(281)
Imputed interest on long-term liabilities	(150)	-	-
Impairment loss on cost method investment	(2,000)	-	-
Investment income from sales of available-for-sale securities	-	1,164	-
Exchange gain (loss)	8	(32)	(557)
Income (loss) before income tax expense, loss on equity method investment, net of income tax	3,612	(30,129)	4,316
Income tax expense	(109)	(174)	(142)
Loss on equity method investment, net of Income tax	-	(121)	(273)
Net income (loss)	3,503	(30,424)	3,901

Earnings per ADS, basic	0.08	(0.65)	0.08
Earnings per ADS, diluted	0.08	(0.65)	0.08
Weighted average ADS outstanding (million)	45.56	46.65	46.78
Weighted average ADS used in diluted EPS calculation (million)	46.64	46.65	47.21
Net income (loss)	3,503	(30,424)	3,901
Other comprehensive income	2,079	32,402	(40,333)
Total comprehensive income	5,582	1,978	(36,432)

KongZhong Corporation

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of September 30,	As of June 30,	As of September 30,
	2014	2015	2015
Assets
Current assets
Cash and cash equivalents	114,654	61,618	33,139
Term deposits	2,781	26,094	26,047
Available-for-sale securities	30,447	84,792	52,563
Held-to-maturity securities	48,297	15,023	17,083
Accounts receivable (net)	24,805	30,898	24,235
Restricted cash	-	62,510	18,230
Other current assets	10,195	43,950	71,209
Total current assets	231,179	324,885	242,506

Non-current assets
Rental deposits	1,321	1,447	1,385
Intangible assets (net)	60,507	14,263	13,392
Property and equipment (net)	6,402	6,018	5,078
Long-term investments	-	2,042	3,844
Goodwill	89,524	90,099	86,553
Restricted cash	36,571	-	40,872
Total non-current assets	194,325	113,869	151,124
Total assets	425,504	438,754	393,630

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $31,140, $29,153 and $23,579 as of September 30, 2014, June 30, 2015 and September 30, 2015, respectively)	31,581	29,202	23,590
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of September 30, 2014, June 30, 2015 and September 30, 2015, respectively)	-	49,963	7,534
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $9,445, $3,233 and $2,831as of September 30, 2014, June 30, 2015 and September 30, 2015, respectively)	9,475	3,262	2,860
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $12,582, $11,466 and $8,636 as of September 30, 2014, June 30, 2015 and September 30, 2015, respectively)	18,494	19,300	16,673
Total current liabilities	59,550	101,727	50,657

Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,710, $nil and $nil as of September 30, 2014, June 30, 2015 and September 30, 2015, respectively)	9,710	-	-
Long-term bank loan (including long-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of September 30, 2014, June 30, 2015 and September 30, 2015, respectively)	-	-	42,429
Total non-current liabilities	9,710	-	42,429

Shareholders’ equity	356,244	337,027	300,544
Total liabilities and shareholders’ equity	425,504	438,754	393,630

KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Nine Months Ended
	September 30,	September 30,
	2014	2015
Cash Flows From Operating Activities
Net income (loss)	13,519	(22,326)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	15,415	8,752
Loss on disposal of property and equipment	-	50
Imputed interest on long-term liabilities	450	140
Impairment loss on cost method investment	2,000	-
Loss on equity method investment	-	419
Share-based compensation	1,318	702
Impairment loss on intangible assets	1,323	35,210
Changes in operating assets and liabilities	(4,050)	(8,597)
Net Cash Provided by Operating Activities	29,975	14,350

Cash Flows From Investing Activities
Purchase of intangible assets	(98)	-
Purchase of term deposits	(2,610)	(9,989)
Proceeds from disposal of term deposits	4,237	815
Investments	(16,380)	(7,577)
Loans to equity method investee	-	(28,860)
Loans to third parties	-	(25,003)
Purchase of held-to-maturity securities	(166,880)	(50,239)
Purchase of available-for-sale securities	-	(24,695)
Proceeds from disposal of available-for-sale securities and dividend received	-	2,129
Proceeds from disposal of held-to-maturity securities	170,075	56,882
Purchase of property and equipment	(3,076)	(1,837)
Addition of restricted cash	-	(8,145)
Release of restricted cash	-	9,989
Loan repayment from third party	-	3,201
Net Cash Used in Investing Activities	(14,732)	(83,329)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	434	618
Deferred payments for acquisition of business	(2,881)	-
Deferred payments for intangible assets	(20,829)	(10,396)
Repurchase of ordinary shares	(12)	-
Proceeds from bank borrowing	-	7,534
Net Cash Used in Financing Activities	(23,288)	(2,244)

Effect of foreign exchange rate changes	(729)	(731)

Net decrease in Cash and Cash Equivalents	(8,774)	(71,954)
Cash and Cash Equivalents, Beginning of Period	123,428	105,093
Cash and Cash Equivalents, End of Period	114,654	33,139

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of gross profit, net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP gross profit excludes, as applicable, impairment loss on intangible assets. In addition, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, impairment loss on intangible assets, as well as impairment loss on cost method investment are adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2014	2015	2015

GAAP gross profit (loss)	23,828	(15,286)	16,903
Impairment loss on intangible assets	-	35,210	-
Non-GAAP gross profit	23,828	19,924	16,903

GAAP net income (loss)	3,503	(30,424)	3,901
Share-based compensation	217	234	234
Imputed interest on long-term liabilities	150	-	-
Amortization of intangibles	599	599	403
Impairment loss on cost method investment	2,000	-	-
Impairment loss on intangible assets	1,323	35,210	-
Non-GAAP net income	7,792	5,619	4,538

Weighted average ADS used in diluted EPS calculation (million)	46.64	47.10	47.21

Non-GAAP diluted net income per ADS	0.17	0.12	0.10